HUDSON EXECUTIVE INVESTMENT CORP.

570 Lexington Avenue, 35th Floor

New York, New York 10022

May 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell Celeste Murphy Sasha Parikh Terence O’Brien

RE:	Hudson Executive Investment Corp. (the “Company”) Registration Statement on Form S-4 File No. 333-252638

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-252638) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on May 28, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Iliana Ongun of Milbank LLP at (212) 530-5571 and that such effectiveness also be confirmed in writing.

Very truly yours, Hudson Executive Investment Corp.

By:	/s/ Douglas Braunstein
Name: Douglas Braunstein
Title: Chief Executive Officer

cc:

Jonathan Dobres, Hudson Executive Investment Corp.

Scott Golenbock, Esq., Milbank LLP

Iliana Ongun, Esq., Milbank LLP

Mark Hirschhorn, Groop Internet Platform, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Rachel W. Sheridan, Esq., Latham & Watkins LLP